Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Sibanye-Stillwater and SFA(Oxford) to share updated information on the battery metals market outlook
Johannesburg, 14 September 2022: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) wishes to advise shareholders that it will, together with SFA (Oxford) (SFA), be presenting an overview by SFA of the battery metals sector including SFA’s outlook and insights and will be available at
https://www.sibanyestillwater.com/features/battery-metals-market-2022/.
The virtual presentation will take place at 15:00 CAT (09:00 EST / 07:00 MDT). The presentation will be shared via webcast (https://themediaframe.com/mediaframe/webcast.html?webcastid=eIPBGesX) and on a conference call at
(
https://services.choruscall.za.com/DiamondPassRegistration/register?confirmationNumber=9398569&linkSecuri
tyString=13fd697e07).
About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals Group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The Group is also one of the foremost global PGM autocatalytic recyclers and has interests in leading mine tailings retreatment operations. For more information, visit our website at
www.sibanyestillwater.com
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted, Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the “safe harbour” provisions of the United
States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning.
These forward-looking statements, including among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-Stillwater”)
future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater’s senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in
Sibanye-Stillwater’s 2021 Integrated Annual Report and annual report on Form 20-F filed with the United States Securities and
Exchange Commission on 22 April 2022 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-
looking statement (except to the extent legally required). Any forecast financial information contained in the aforementioned presentation has not been reviewed or reported on by the Company’s external auditors.